UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) September 14, 2022

Impac Mortgage Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

1-14100	33-0675505
(Commission File Number)	(IRS Employer Identification No.)

19500 Jamboree Road, Irvine, California	92612
(Address of Principal Executive Offices)	(Zip Code)

(949) 475-3600

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $0.01 par value	IMH	NYSE American
Preferred Stock Purchase Rights	IMH	NYSE American

Item 8.01.	Other Events

On September 14, 2022, Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), issued a press release announcing the commencement of (A) its offer to holders of outstanding shares of its 9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), and to holders of outstanding shares of its 9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), of the opportunity to receive (i) for each outstanding share of Series B Preferred Stock, (a) cash in the amount of $3.00 or, under certain circumstances described in the Prospectus/Consent Solicitation relating to such offer, thirty (30) shares of 8.25% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share (“New Preferred Stock”); and (b) 13.33 shares of common stock, par value $0.01 per share (“Common Stock”); and (ii) for each outstanding share of Series C Preferred Stock, (a) cash in the amount of $0.10 or, under certain circumstances described in the Prospectus/Consent Solicitation, one (1) share of New Preferred Stock; (b) 1.25 shares of Common Stock and (c) a warrant to purchase 1.5 shares of Common Stock at a purchase price of $5.00 per share of Common Stock (the “Exchange Offers” and collectively, the “Exchange Offer”), and (B) the solicitation of consents (the “Consent Solicitation”) from holders of the Series B Preferred Stock and the Series C Preferred Stock to amend the provisions of the Company’s charter setting forth the terms of the Series B Preferred Stock and Series C Preferred Stock (the “Proposed Amendments”) to (1) permit closing of the Exchange Offers, without payment of any accrued or accumulated dividends on any outstanding shares of Series B Preferred Stock or Series C Preferred Stock, and (2) provide that, following the effectiveness of the Proposed Amendments and the Exchange Offers, the remaining outstanding shares of Series B Preferred Stock and Series C Preferred Stock would be subject to redemption at the election of the Company or the holders of any outstanding shares of Series B Preferred Stock or Series C Preferred Stock, as the case may be, for the same consideration as holders of Series B Preferred Stock and Series C Preferred Stock receive in the Exchange Offers. The Exchange Offers and Consent Solicitation are made solely upon the terms and conditions in a Prospectus/Consent Solicitation and other related offering materials that are being distributed to holders of the Series B Preferred Stock and the Series C Preferred Stock. The Exchange Offers and Consent Solicitation will be open until 11:59 p.m., New York City time, on October 20, 2022, unless extended or terminated by the Company.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued by Impac Mortgage Holdings, Inc., dated September 14, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPAC MORTGAGE HOLDINGS, INC.

Date: September 14, 2022

	By:	/s/ Joe Joffrion
	Name:	Joe Joffrion
	Title:	Senior Vice President and General Counsel